UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

ChemoCentryx, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
16383L106
(CUSIP Number)

November 5, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16383L106	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Samana Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
28,881

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
28,881

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,881

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
As of November 5, 2015, the event date which triggered the current filing obligation, Samana Capital, L.P. may be deemed to have beneficially owned 2,384,577 shares of ChemoCentryx, Inc. Common Stock, par value $0.001 per share, or approximately 5.4% of the 44,131,962 shares outstanding as of November 4, 2015, as reported by the Issuer in its Form 10-Q filed with the SEC on November 9, 2015.  As of the date of this filing, Samana Capital, L.P. may be deemed to beneficially owns 28,881 shares of Common Stock of the Issuer, par value $0.001 per share, or approximately 0.1% of the shares outstanding as of November 4, 2015.

CUSIP No. 16383L106	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Morton Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
28,881

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
28,881

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,881

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
As of November 5, 2015, the event date which triggered the current filing obligation, Morton Holdings, Inc. may be deemed to have beneficially owned 2,384,577 shares of ChemoCentryx, Inc. Common Stock, par value $0.001 per share, or approximately 5.4% of the 44,131,962 shares outstanding as of November 4, 2015, as reported by the Issuer in its Form 10-Q filed with the SEC on November 9, 2015.  As of the date of this filing, Morton Holdings, Inc. may be deemed to beneficially own 28,881 shares of Common Stock of the Issuer, par value $0.001 per share, or approximately 0.1% of the shares outstanding as of November 4, 2015.

CUSIP No. 16383L106	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philip B. Korsant

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
28,881

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
28,881

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,881

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
As of November 5, 2015, the event date which triggered the current filing obligation, Philip B. Korsant may be deemed to have beneficially owned 2,384,577 shares of ChemoCentryx, Inc. Common Stock, par value $0.001 per share, or approximately 5.4% of the 44,131,962 shares outstanding as of November 4, 2015, as reported by the Issuer in its Form 10-Q filed with the SEC on November 9, 2015.  As of the date of this filing, Philip B. Korsant may be deemed to beneficially own 28,881 shares of Common Stock of the Issuer, par value $0.001 per share, or approximately 0.1% of the shares outstanding as of November 4, 2015.

Item 1. (a)	Name of Issuer

ChemoCentryx, Inc. (the "Issuer")

Item 1. (b)	Address of Issuer's Principal Executive Offices

850 Maude Avenue
Mountain View, CA
94043
United States

Item 2. (a)	Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons")*:

(i)	Samana Capital, L.P. ("SC");
(ii)	Morton Holdings, Inc. ("MH"); and
(iii)	Philip B. Korsant.

*            Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b)	Address of Principal Business Office or, if None, Residence

Samana Capital, L.P.
35 Ocean Reef Drive
Suite 142
Key Largo, Florida 33037

Morton Holdings, Inc.
35 Ocean Reef Drive
Suite 142
Key Largo, Florida 33037

Philip B. Korsant
35 Ocean Reef Drive
Suite 142
Key Largo, Florida 33037

Item 2. (c)	Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)	Title of Class of Securities

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2. (e)	CUSIP Number

16383L106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

MH is the general partner of SC.  SC is the record owner of the Common Stock reported herein.  Each of MH and Philip B. Korsant may be deemed to beneficially own the Common Stock reported herein as a result of the direct or indirect power to vote or dispose of such stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2015

SAMANA CAPITAL, L.P. By: Morton Holdings, Inc., its general partner

By:	/s/ David Gray
Name: David Gray
Title: Vice President

MORTON HOLDINGS, INC.

By:	/s/ David Gray
Name: David Gray
Title: Vice President

PHILIP B. KORSANT

/s/ Philip B. Korsant

EXHIBIT A

The undersigned, Samana Capital, L.P., a Delaware limited partnership, Morton Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  November 13, 2015

SAMANA CAPITAL, L.P. By: Morton Holdings, Inc., its general partner

By:	/s/ David Gray
Name: David Gray
Title: Vice President

MORTON HOLDINGS, INC.

By:	/s/ David Gray
Name: David Gray
Title: Vice President

PHILIP B. KORSANT

/s/ Philip B. Korsant